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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 11 )*

                              WAYNE BANCORP, INC.
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------

                                   944291103
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

Richard Whitman, The Benchmark Company, Inc., 750 Lexington Avenue,
                       New York, NY 10022, (212) 421-4080

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                          July 29, 1998
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 The Benchmark Company, Inc. 11-2950925
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                            (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   4,000
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            4,000
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     4,000
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .199
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Benchmark Partners LP    11-2955345
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                            (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaaware
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   19,300
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            19,300
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                    19,300
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .958
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Richard Whitman, Individually   ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER  23,300
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER

PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER 23,300
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     23,300
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lorraine DiPaolo, Individually     094 28 8963
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
 AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER  1,800
NUMBER OF
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER 23,300
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER

PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER 23,300
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                              25,100
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.246

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

     The statement on Schedule 13D which was filed on August 5, 1996, Amendment #1 filed on August 27, 1996, Amendment #2 filed on September 4, 1996, Amendment #3 filed on October 15, 1996, Amendment #4 filed on December 23, 1996, Amendment #5 filed on February 27, 1997, Amendment #6 filed on May 29, 1997, Amendment #7 filed on December 18, 1997, Amendment #8 filed on January 20, 1998, Amendment #9 filed on January 28, 1998 and Amendment #10 filed on February 25, 1998, on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership, L.P. ("SIP"), Lawrence B. Seidman, Individually ("Seidman"), Benchmark Partners LP ("Partners"), The Benchmark Company, Inc. ("TBCI"), Richard Whitman, Individually ("Whitman"),
Lorraine Di Paolo, Individually ("Di Paolo") and Dennis Pollack, Individually ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of Wayne Bancorp, Inc., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

5.       Interest in Securities of the Issuer

     (a)(b)(c) As of the close of business on July 28, 1998, the Reporting Persons owned beneficially an aggregate of 167,950 shares of Common Stock, which constituted approximately 8.33% of the 2,013,823 shares of Common Stock outstanding, as represented by the Issuer as of June 30, 1998.

     Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions that have not been previously reported in the Common Stock during the past sixty (60) days.

Trade         No of                        Total Cost/
Date          Shares        Price          (Proceeds)         Entity
===========================================================================
71698         (300)         31.75          (9,472.18)          TBCI
71798         (7,000)       31.50          (218,809.43)        TBCI
72498         (500)         34.50          (17,106.52)         WHITMAN
72498         (1,500)       34.50          (51,319.56)         TBCI
72498         (5,000)       34.00          (169,975.00)        PARTNERS
72798         (1,800)       36.4821        (65,112.38)         PARTNERS
72798         (4,500)       36.4821        (162,780.97)        TBCI
72798         (700)         36.4821        (25,236.58)         TBCI
72898         (3800)        37.5865        (141,635.78)        TBCI
72898         (700)         37.5865        (26,000.80)         DIPAOLO
72898         (500)         37.5865        (18,636.28)         WHITMAN
72898         (700)         37.5865        (26,024.74)         TBCI
72898         (600)         36.7727        (22,037.88)         PARTNERS


 (d) N/A
 (e) N/A

July 29, 1998
      Date                          Richard Whitman, President
                                    The Benchmark Company, Inc.

July 29, 1998
     Date                           Dennis Pollack, Individually

July 29, 1998
    Date                            Brant Cali, Member
                                    Seidcal & Associates, LLC